EXHIBIT 99.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION
The Americas segment operating income for prior periods has been restated to reflect the elimination of intercompany profit between the former North America and Latin America strategic business units ("SBUs"). Also, certain start-up costs related to the construction of our new manufacturing facility in San Luis Potosi, Mexico were reclassified from Other (Income) Expense to Americas operating income to align to the change in reported segments beginning in 2016. Finally, certain reclassifications affecting Interest Expense, Other (Income) Expense and segment assets were made due to the adoption of new accounting guidance regarding the presentation of debt issuance costs. Refer to Note 1.

	Three Months Ended
	June 30,	September 30,	December 31,
(In millions)	2015	2015	2015
Sales:
Americas	$2,416	$2,398	$2,313
Europe, Middle East and Africa	1,265	1,328	1,191
Asia Pacific	491	458	559
Net Sales	$4,172	$4,184	$4,063
Segment Operating Income:
Americas	$358	$376	$284
Europe, Middle East and Africa	108	154	100
Asia Pacific	84	72	96
Total Segment Operating Income	$550	$602	$480
Less:
Rationalizations	46	20	32
Interest expense	110	105	116
Other (income) expense	13	(5)	(17)
Asset write-offs and accelerated depreciation	—	3	3
Corporate incentive compensation plans	22	26	42
Pension curtailments/settlements(1)	—	—	137
Intercompany profit elimination	10	(8)	(3)
Loss on deconsolidation of Venezuelan subsidiary	—	—	646
Retained expenses of divested operations	2	2	8
Other(2)	19	28	26
Income before Income Taxes	$328	$431	$(510)

(1)
Substantially all of the pension settlement charges noted above related to our Americas SBU; however. such costs were not included in Americas segment operating income for purposes of management's assessment of SBU operating performance.

(2)	Primarily represents unallocated corporate costs including certain costs for one-time strategic global initiatives.

EXHIBIT 99.1 (cont.)
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION

	Three Months Ended
	June 30,	September 30,	December 31,
(In millions)	2015	2015	2015
Rationalizations:
Americas	$5	$7	$3
Europe, Middle East and Africa	39	12	29
Asia Pacific	2	1	—
Total Segment Rationalizations	$46	$20	$32

Net (Gains) Losses on Asset Sales:
Americas	$—	$(1)	$—
Europe, Middle East and Africa	3	11	(2)
Asia Pacific	(6)	—	1
Total Segment Asset Sales	$(3)	$10	$(1)
Corporate	2	—	(79)
	$(1)	$10	$(80)

Asset Write-offs and Accelerated Depreciation:
Europe, Middle East and Africa	$—	$3	$3
Total Segment Asset Write-offs and Accelerated Depreciation	$—	$3	$3